04035990

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ark Therapeutics Group PLC

*CURRENT ADDRESS 1 Fitzroy Mews
London W1T 6DE

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34804 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

OICF/BY: [signature]

DAT : 8-2-04

82-34804

Company Registration No. 4313987

AR/S
12-31-03

ARK THERAPEUTICS GROUP PLC

(formerly Ark Therapeutics Group Limited)

Report and Financial Statements

31 December 2003

Deloitte & Touche LLP
Cambridge

(- 26/02/04)
AC01ARG3

REPORT AND FINANCIAL STATEMENTS 2003

CONTENTS

REPORT AND FINANCIAL STATEMENTS 2003

OFFICERS AND PROFESSIONAL ADVISERS

DIRECTORS

D M J Turner
Dr N R Parker
M D Williams
P S Keen
Dr K Kurkijarvi
Professor J F Martin
Sir Mark Richmond
Professor S Yla-Herttuala
Professor W Plischke

SECRETARY

M D Williams

REGISTERED OFFICE

1 Fitzroy Mews
London
W1T 6DE

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Cambridge

DIRECTORS' REPORT

The directors present their annual report on the affairs of the company and group, together with the financial statements and auditors' report for the year ended 31 December 2003.

ACTIVITIES

The principal activity of the group is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

REVIEW OF DEVELOPMENTS AND FUTURE PROSPECTS

The group incurred a loss after taxation of £8,100,643 (2002 - £5,722,756). The directors expect the investment in research and development to increase.

During November 2003, the Kerraboot® (a novel wound dressing device for leg and foot ulcers) was introduced into UK hospitals.

DIVIDENDS

The directors are unable to recommend the payment of a dividend (2002 - £nil).

SUPPLIER PAYMENT POLICY

The company's policy, which is also applied by the group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the company at 31 December 2003 were equivalent to 45 (2002 - 45) days' purchases, based on the average daily amount invoiced by suppliers during the year.

POST BALANCE SHEET EVENTS

On 16 January 2004, by a special resolution passed by the shareholders of the company, the share capital of the company was increased to £58,086 by the creation of 175,000 ordinary shares of 0.02p each, 1,250,000 non-convertible C ordinary shares of 0.02 pence each and 250,000 non-convertible D ordinary shares of 0.02 pence each, each having the rights and being subject to the restrictions and obligations set out in the articles of association.

The non-convertible C ordinary shares and the non-convertible D ordinary shares, were issued to a Family Benefit Trust in respect of Nigel Parker and Martyn Williams respectively and will, conditional upon and simultaneously with Admission, be redeemed by the company and in their place a number of new ordinary shares will be issued to the Family Benefit Trust

Under a special resolution passed during February 2004, simultaneously upon Listing, each A ordinary share in issue at that time will be converted into one ordinary share of 0.02 pence each and each B ordinary share will be converted into ordinary shares of 0.02 pence each (on the basis of 1.184 ordinary shares for every B ordinary share, and for which purposes the directors may capitalise such sum as may be necessary by paying up in full unissued ordinary shares of 0.02 pence each). Immediately following this conversion, there will be a bonus issue of 99 ordinary shares of 0.02 pence each for each ordinary share of 0.02 pence each. Thereafter, there will be a consolidation on the basis of one ordinary share of 1 pence each for every 50 ordinary shares of 0.02 pence each then in issue.

The preference shares will be redeemed conditional on or simultaneous with the Admission of the company's ordinary share capital to the Official List of the UK Listing Authority.

Professor John Martin and Dr Kalevi Kurkijarvi will resign from the Board of Directors as at the date of Listing.

DIRECTORS' REPORT

DIRECTORS AND THEIR INTERESTS

The directors who held office during the year and their interests in the shares of the company were as follows:

	Preference shares		Ordinary shares of 0.02p each	
	31 December 2003	31 December 2002 (or date of appointment)	31 December 2003	31 December 2002 (or date of appointment)
D M J Turner	-	-	40,541	40,541
Dr N R Parker	-	-	13,514	13,514
M D Williams	50,000	50,000	20,135	20,135
P S Keen	-	-	-	-
Dr K Kurkijarvi	-	-	-	-
Professor J F Martin	-	-	362,734	362,734
Sir Mark Richmond	-	-	-	-
Dr G N Vernon	-	-	13,518	13,518
Professor S Yla-Herttuala	-	-	2,216,179	2,216,179
Professor W Plischke	-	-	-	-

Dr G N Vernon resigned as a director of the company on 16 July 2003. Professor W Plishcke was appointed on 9 November 2003. Professor J F Martin and Dr K Kurkijarvi resigned as directors as at the date of Listing.

Dr N R Parker's interests in the ordinary shares are held by Brecon Holdings Limited. The interests of Dr G N Vernon are held by Ziggus Holdings Limited.

The directors' interests in the share options of Ark Therapeutics Limited are disclosed in the accounts of that company.

DIRECTORS' REPORT

DIRECTORS AND THEIR INTERESTS (continued)

The directors who held office during the year had options to acquire shares in the company as follows:

	Number at 31 December 2002	Granted	Cancelled	Number at 31 December 2003	Exercise price £	Date from which exercisable	Expiry date
P S Keen	60,000	-	-	60,000	1.3800	24/5/01	23/5/2011
Sir Mark Richmond	60,000	-	-	60,000	1.3800	24/5/01	23/5/2011
Professor J Martin	175,000	-	-	175,000	0.6000	19/4/2000**	18/4/2010
	25,000	-	-	25,000	1.0000	25/4/2000**	24/4/2010
	75,000	-	-	75,000	1.3800	24/5/2001**	23/5/2011
	50,000	-	-	50,000	1.4800	21/3/2002**	20/3/2012
	-	25,000	-	25,000	1.0000	24/9/2003**	23/9/2013
Professor S Yla-Herttualla	35,000	-	-	35,000	1.0000	19/4/2000**	18/4/2010
	30,000	-	-	30,000	1.4800	21/3/2002**	20/3/2012
	-	25,000	-	25,000	1.0000	24/9/2003**	23/9/2013
Dr N Parker	250,000	-	-	250,000	0.0002	*	31/8/2008
	504,404	-	-	504,404	1.0000	*	24/4/2010
	130,000	-	-	130,000	0.0002	*	24/4/2010
	214,000	-	-	214,000	1.3800	24/5/2001**	23/5/2011
	200,000	-	-	200,000	1.4800	21/3/2002**	20/3/2012
	-	175,000	-	175,000	1.0000	24/9/2003**	23/9/2013
M D Williams	150,000	-	-	150,000	0.6000	*	5/12/2009
	75,000	-	-	75,000	1.0000	*	24/4/2010
	75,000	-	-	75,000	1.0000	25/4/2000**	24/4/2010
	100,000	-	-	100,000	1.3800	24/5/2001**	23/5/2011
	72,729	-	-	72,729	1.4800	21/3/2002**	20/3/2012
	27,271	-	-	27,271	1.4800	4/4/2002**	3/4/2012
	-	90,000	-	90,000	1.0000	24/9/2003**	23/9/2013
G Vernon	60,000	-	-	60,000	1.3800	24/5/2001	23/5/2011
Dr K Kurkijarvi	60,000	-	-	60,000	1.3800	24/5/2001	23/5/2011
D Turner	200,000	-	-	200,000	1.0000	28/4/2000	5/12/2009
	60,000	-	-	60,000	1.3800	24/5/2001	23/5/2011
	85,000	-	-	85,000	1.0000	25/4/2001	24/4/2010
	2,773,404	315,000	-	3,088,404			

* Exercisable on trade sale or listing ** Exercisable over four years in equal instalments

DIRECTORS' REPORT

DIRECTORS AND THEIR INTERESTS (continued)

P S Keen holds his options on trust for Merlin General Partner Limited, as general partner of the Merlin L.P. Professor S Yla-Herttuala and Dr K Kurkijarvi retained options over shares in Ark Therapeutics Limited, but, under an agreement dated 12 July 2002 between Ark Therapeutics Limited, the Company and the individuals, on any exercise of options the Ark Therapeutics Limited shares subject to option shall be issued directly to the Company and the Company shall issue the equivalent number of its shares to the individual.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

On 1 August 2003, Deloitte & Touche, the Company's auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte & Touche LLP as the Company's auditor will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors
and signed on behalf of the Board

MD Williams

M D Williams

Secretary

3 March 2004

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ARK THERAPEUTICS GROUP PLC

We have audited the financial statements of Ark Therapeutics Group plc for the year ended 31 December 2003 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the balance sheets, the consolidated cash flow statement and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We read the directors' report for the above year and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2003 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and
Registered Auditors

Cambridge

3 March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2003

	Note	2003 £	2002 £
Turnover	2	1,847	-
Cost of sales		(644)	-
Gross profit		1,203	-
Research and development		(5,368,766)	(5,020,879)
		(5,367,563)	(5,020,879)
Marketing costs		(318,710)	-
Other administrative expenses		(4,225,520)	(4,035,942)
Share-based compensation		593,691	1,156,050
Administrative expenses	3	(3,950,539)	(2,879,892)
Other operating income		108,870	14,517
OPERATING LOSS	2	(9,209,232)	(7,886,254)
Interest receivable and other similar income	4	457,640	764,680
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	2,5	(8,751,592)	(7,121,574)
Tax on loss on ordinary activities	7	650,949	1,398,818
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION, BEING RETAINED LOSS FOR THE FINANCIAL YEAR	19,20	(8,100,643)	(5,722,756)
LOSS PER SHARE (basic and diluted)	9	(0.10)	(0.07)

All activities derived from continuing operations.

The loss per share is based on the weighted average number of shares adjusted to reflect the restructuring of share capital on Listing of the company (see note 28) and is presented as if the share restructuring had happened at the beginning of the period under review.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Year ended 31 December 2003

	2003 £	2002 £
Loss for the financial year	(8,100,643)	(5,722,756)
Currency translation losses on foreign currency net investments	(12,741)	(6,277)
Total recognised gains and losses relating to the year	(8,113,384)	(5,729,033)

CONSOLIDATED BALANCE SHEET
31 December 2003

	Note	2003 £	2002 £
FIXED ASSETS			
Intangible assets	10	1,306,091	2,559,935
Tangible assets	11	834,838	682,040
Investments	12	-	235
		2,140,929	3,242,210
CURRENT ASSETS			
Stocks	13	9,200	-
Debtors	14	1,017,536	1,458,480
Cash at bank and in hand		9,157,565	15,889,104
		10,184,301	17,347,584
CREDITORS: amounts falling due within one year	15	(2,582,764)	(2,244,988)
NET CURRENT ASSETS		7,601,537	15,102,596
TOTAL ASSETS LESS CURRENT LIABILITIES		9,742,466	18,344,806
CREDITORS: amounts falling due after more than one year	16	(486,808)	(382,073)
NET ASSETS	2	9,255,658	17,962,733
CAPITAL AND RESERVES			
Called up share capital	18	57,751	57,751
Merger reserve	19	36,988,989	36,988,989
Profit and loss account	19	(27,791,082)	(19,084,007)
SHAREHOLDERS' FUNDS	20	9,255,658	17,962,733

Shareholders' funds may be analysed as:

		2003 £	2002 £
Equity interests		9,205,658	17,912,733
Non-equity interests		50,000	50,000
		9,255,658	17,962,733

These financial statements were approved by the Board of Directors on 3 March 2004.

Signed on behalf of the Board of Directors

Dr N R Parker   as attorney

Director

BALANCE SHEET
31 December 2003

	Note	2003 £	2002 £
FIXED ASSETS			
Investments	12	8,229	7,751
CURRENT ASSETS			
Debtors	14	50,000	50,000
Cash at bank and in hand		26,288	11,056
		76,288	61,056
CREDITORS: amounts falling due within one year	15	(24,478)	(10,000)
NET CURRENT ASSETS		51,810	51,056
TOTAL ASSETS LESS CURRENT LIABILITIES, BEING NET ASSETS		60,039	58,807
CAPITAL AND RESERVES			
Called up share capital	18	57,751	57,751
Profit and loss account	19	2,288	1,056
EQUITY SHAREHOLDERS' FUNDS		60,039	58,807

Shareholders' funds may be analysed as:

	2003 £	2002 £
Equity interests	10,039	8,807
Non-equity interests	50,000	50,000
	60,039	58,807

These financial statements were approved by the Board of Directors on 3 March 2004.

Signed on behalf of the Board of Directors

Dr N R Parker

Director

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2003

	Note	2003 £	2002 £
Net cash outflow from operating activities	21	(8,114,251)	(7,433,678)
Returns on investments and servicing of finance	22	457,640	764,680
Taxation	22	1,033,813	365,954
Capital expenditure and financial investment	22	(256,661)	(582,189)
Cash outflow before financing		*(6,879,459)*	*(6,885,233)*
Financing	22	169,916	254,164
Decrease in cash in the year	23	(6,709,543)	(6,631,069)

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

1. **ACCOUNTING POLICIES**

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation

The group financial statements consolidate the financial statements of the company and its subsidiary undertakings drawn up to 31 December each year.

Corporate restructuring

During 2002, the group carried out a corporate restructuring consisting of the introduction of a new holding company. On 24 April 2002 the company acquired the entire issued ordinary share capital of Ark Therapeutics Limited in exchange for the issue of shares to shareholders on a one-for-one basis. The restructuring represented a change in the identity of the holding company rather than an acquisition of the business. Consequently, the restructuring has been accounted for using merger accounting principles.

Under merger accounting, the results of the company and Ark Therapeutics Limited are combined from the beginning of the financial period in which the merger occurred. Profit and loss account and balance sheet comparatives are restated on the combined basis and adjustments are made to achieve consistency of accounting policies where necessary.

The company has applied section 131 of the Companies Act 1985 and recorded the investment in Ark Therapeutics Limited at the nominal value of shares issued.

On 15 August 2002 Ark Therapeutics Group plc was re-registered as a private company, Ark Therapeutics Group Limited and on 25 February 2004 the company was re-registered as a public limited company.

Other acquisitions

Other than in respect of the corporate restructuring above, the results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.

Intangible fixed assets - Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Research and development

Research and development expenditure is written off as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and provision for impairment. Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life, as follows:

Leasehold improvements	20% per annum or the life of the lease
Laboratory equipment	20% per annum
Office equipment	33% per annum

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

1. ACCOUNTING POLICIES (continued)

Foreign exchange

Transactions of the company denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations and on foreign currency borrowings are reported in the statement of total recognised gains and losses. All other exchange differences are included in the profit and loss account.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

Related party transactions

Under the provisions of Financial Reporting Standard No 8 'Related party transactions', the company is not required to disclose details of related party transactions with its wholly owned subsidiaries, which are eliminated on consolidation.

Investments

Fixed asset investments are shown at cost less provision for impairment.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

1. **ACCOUNTING POLICIES (continued)**

Stocks

Stocks are stated at the lower of cost and net realisable value.

Pension costs

The group makes contributions to employees' personal pension plans. The amount charged to the profit and loss account in respect of pension costs is the contribution payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned. Other grants are credited to the profit and loss account as the related expenditure is incurred.

Employee share option schemes

In accordance with Urgent Issues Task Force Abstract 17 "Employee share schemes", the cost of awards to employees that take the form of shares or rights to shares is recognised as a charge to the profit and loss account. The amount received, which is the difference between the market value at the date of grant and any exercise price, is charged to the profit and loss account over the period the shares are vested, with a corresponding credit to reserves.

Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risk. The group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the group's financial statements.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

2. SEGMENT INFORMATION

There is only one class of business, which is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

The analysis of operating loss, loss before taxation and the net assets of the group by geographical segment is as follows:

	Year ended 31 December 2003			
	UK	Finland	US	Total
	£	£	£	£
Operating loss	(7,222,401)	(1,731,455)	(255,376)	(9,209,232)
Loss before taxation	(6,767,838)	(1,728,348)	(255,376)	(8,751,592)
Net assets	9,297,360	57,820	(99,522)	9,255,658

	Year ended 31 December 2002			
	UK	Finland	US	Total
	£	£	£	£
Operating loss	(6,632,625)	(1,253,629)	-	(7,886,254)
Profit (loss) before taxation	(5,861,265)	(1,260,309)	-	(7,121,574)
Net assets	17,947,398	15,335	-	17,962,733

3. ADMINISTRATIVE EXPENSES

The share-based compensation credit in 2002 of £1,156,050 arose from revision of the assumptions within the calculation of the share-based compensation provision to include both shares in issue and shares to be issued and is in respect of shares or share options which have been granted or will be granted or issued at less than fair value on listing on a recognised stock exchange. These share options are exercisable upon the listing of the company on a recognised stock exchange.

The share-based compensation credit of £593,691 in the year ended 31 December 2003 arose from a further reassessment of the expected number of share options to be granted or shares to be issued on listing.

Administrative expenses include £nil (2002 - £792,931) of exceptional expenses incurred in connection with the company's application for listing on the London Stock Exchange in 2002. In May 2002, the directors decided to postpone the application.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

4. FINANCE INCOME

	2003 £	2002 £
Bank interest receivable	457,640	764,680

5. LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	2003 £	2002 £
Loss on ordinary activities before taxation is after charging:		
Depreciation:		
Owned assets	144,612	80,950
Held under finance leases	11,338	4,740
Amortisation of goodwill	1,253,844	1,253,842
Auditors' remuneration		
To Deloitte & Touche LLP for audit services	18,000	14,000
To Deloitte & Touche LLP for non-audit services	122,198	10,000
To Arthur Andersen for audit services	-	4,210
To Arthur Andersen for non-audit services	-	188,767
Operating lease rentals:		
Plant and machinery	11,708	4,763
Property	233,844	139,782
Government grants	(115,907)	(11,646)

The audit fees in respect of the company are borne by its wholly owned subsidiary undertaking, Ark Therapeutics Limited.

6. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

The total amounts for directors' remuneration were as follows:

	2003 £	2002 £
Directors' remuneration		
Emoluments	621,668	608,419
Money purchase pension contributions	32,200	29,250
	653,868	637,669

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

6. INFORMATION REGARDING DIRECTORS AND EMPLOYEES (continued)

Directors' emoluments

	Fees £'000	Benefits in kind £'000	Bonus £'000	2003 total £'000	2002 total £'000
Executive					
Professor J Martin	37,500	-	-	37,500	37,500
Professor S Yla-Herttuala	50,000	-	-	50,000	50,000
Dr N Parker	196,000	1,260	73,600	270,860	261,108
M D Williams	148,000	1,008	48,300	197,308	195,311
	409,500	24,268	121,900	555,668	543,919
Non executive					
P S Keen	-	-	-	-	-
Sir Mark Richmond	12,500	-	-	12,500	12,500
G Vernon	-	-	-	-	-
Dr K Kurkijarvi	12,500	-	-	12,500	12,500
D Turner	41,000	-	-	41,000	39,500
Professor W Plischke	-	-	-	-	-
	66,000	-	-	66,000	64,500
				621,668	608,419

Fees paid to third parties for the services of P S Keen were £12,500 (2002 - £12,500), for the services of Dr G N Vernon were £7,294 (2002 - £12,500) and for W Plischke were £2,084 (2002 - £nil).

Pension contributions were made into personal pension plans on behalf of two directors (2002 - two) as follows:

	2003 £	2002 £
Dr N Parker	18,400	15,937
M D Williams	13,800	13,313
	32,200	29,250

Further details of directors' interests and options are included within the directors' report.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

6. INFORMATION REGARDING DIRECTORS AND EMPLOYEES (continued)

	2003 No	2002 No
The average monthly number of employees (including executive directors) was:		
Finance and administration	8	8
Development	8	7
Manufacturing	19	10
Research	16	14
	51	39

	£	£
Their aggregate remuneration (including directors) comprised:		
Wages and salaries	2,288,245	1,692,985
Social security costs	266,275	179,049
Other pension contributions	216,290	133,437
	2,770,810	2,005,471

The wages and salaries analysis above excludes the effects of the share-based compensation credit during the year of £593,691 (2002 - £1,156,050).

7. TAX ON LOSS ON ORDINARY ACTIVITIES

The tax credit comprises:

	2003 £	2002 £
Current tax		
UK corporation tax - research and development tax credit	(650,000)	(644,618)
Finnish tax credit	(949)	-
Adjustments in respect of prior years:		
- Research and development tax credit - 9 months ended 31 December 2001	-	(388,326)
- Research and development tax credit - year ended 31 March 2001	-	(365,874)
Tax on loss on ordinary activities	(650,949)	(1,398,818)

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

7. TAX ON LOSS ON ORDINARY ACTIVITIES (continued)

The tax assessed for the year differs from the standard rate of corporation tax in the UK 30% (2002 - 30%). The differences are explained below:

	2003 £	2002 £
Loss on ordinary activities before tax	(8,751,592)	(7,121,574)
Tax on loss on ordinary activities at standard rate	(2,625,478)	(2,136,472)
Factors affecting credit for the year:		
Expenses not deductible for tax purposes	5,390	269,542
Share based compensation	(178,107)	(346,000)
Capital allowances in deficit of depreciation	5,553	7,735
Losses not recognised	1,767,219	1,135,910
Movements in short term timing differences	14,621	(38,094)
Goodwill amortisation	376,153	376,153
Differences in rate for research and development relief	(16,246)	83,172
Differences in respect of prior years	-	(750,764)
Other movements	(54)	-
Current tax credit for year	(650,949)	(1,398,818)

The company has tax losses available to carry forward against future taxable profits, subject to agreement with the Inland Revenue.

No deferred tax asset has been recognised in respect of timing differences relating primarily to tax losses as there is insufficient evidence that the asset would be recoverable. The amount of asset not recognised is £5,893,193 (2002 - £4,219,236). The asset is expected to be recoverable when the company generates sufficient profits.

8. PROFIT ATTRIBUTABLE TO ARK THERAPEUTICS GROUP PLC

The profit for the financial year dealt with in the financial statements of Ark Therapeutics Group plc, was £1,232 (2002 - £1,056). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

9. LOSS PER SHARE

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options. Since it seems inappropriate to assume that option holders would exercise out-of-the-money options, no adjustment has been made to diluted loss per share for out-of-the-money share options.

The loss per share is based on the weighted average number of shares adjusted to reflect the restructuring of share capital on listing of the company (see note 28) and is presented as if the share restructuring had happened at the beginning of the period under review.

The calculation of basic and diluted loss per ordinary share is based on a loss of £8,100,643 (2002 - £5,722,756) and on 81,106,688 (2002 - 81,106,688) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

10. INTANGIBLE FIXED ASSETS

Group	Goodwill £
Cost	
At 1 January 2003 and 31 December 2003	5,015,380
Amortisation	
At 1 January 2003	2,455,445
Charge for the year	1,253,844
At 31 December 2003	3,709,289
Net book value	
At 31 December 2003	1,306,091
At 31 December 2002	2,559,935

The company had no intangible fixed assets (2002 - nil).

11. TANGIBLE FIXED ASSETS

Group	Leasehold improvements £	Laboratory equipment £	Office equipment £	Total £
Cost				
At 1 January 2003	254,116	494,609	140,234	888,959
Additions	82,515	89,827	84,319	256,661
Disposals	-	-	(5,629)	(5,629)
Exchange adjustment	21,161	35,786	3,395	60,342
At 31 December 2003	357,792	620,222	222,319	1,200,333
Depreciation				
At 1 January 2003	-	139,445	67,474	206,919
Charge for the year	40,243	75,642	40,065	155,950
Disposals	-	-	(5,629)	(5,629)
Exchange adjustment	238	6,814	1,203	8,255
At 31 December 2003	40,481	221,901	103,113	365,495
Net book value				
At 31 December 2003	317,311	398,321	119,206	834,838
At 31 December 2002	254,116	355,164	72,760	682,040

The net book value of assets held under finance leases at 31 December 2003 was £nil (2002 - £11,338).

The company owned no fixed assets during the year.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

12. INVESTMENTS HELD AS FIXED ASSETS

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Subsidiary undertakings	-	-	8,229	7,751
Other investments and loans	-	235	-	-
	-	235	8,229	7,751

Principal group investments

The parent company and the group have investments in the following subsidiary undertakings which principally affected the profits or net assets of the group.

	Country of incorporation	Holding	%
Ark Therapeutics Limited	England	Ordinary	100
Ark Therapeutics Oy	Finland	Ordinary	100
KerraTec, Inc.	USA	Ordinary	100

The principal activity of each of the companies above is the discovery, development and commercialisation of products in areas of specialist medicine.

The investment in Ark Therapeutics OY is held by Ark Therapeutics Limited.

Subsidiary undertaking

	£
Cost and net book value	
At 1 January 2003	7,751
Additions	478
At 31 December 2003	8,229

Acquisition of subsidiary undertaking

As disclosed in note 1, the company acquired 100% of the issued share capital of Ark Therapeutics Limited on 24 April 2002 in exchange for the issue of ordinary shares of 0.02p each in the company on a one-for-one basis. In accordance with Sections 131 and 133 of the Companies Act 1985, the company has taken no account of any premium on the shares issued and has recorded the cost of the investment at the nominal value of the shares issued.

On 23 December 2003, KerraTec Inc. was incorporated in Delaware, USA and 85,000 ordinary shares of $0.01 each in that company were acquired by the company.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

13. STOCKS

As at 31 December 2003, the group held stocks of finished goods of £9,200 (2002 - £nil). No stocks were held by the company.

14. DEBTORS

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Amounts falling due within one year:				
VAT	113,648	246,046	-	-
Other debtors	51,429	50,000	50,000	50,000
Prepayments and accrued income	202,459	119,270	-	-
Research and development tax credits receivable	650,000	1,032,864	-	-
	1,017,536	1,448,180	50,000	50,000
Amounts falling due after one year:				
Other debtors	-	10,300	-	-
	1,017,536	1,458,480	50,000	50,000

15. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Obligations under finance leases	-	5,867	-	-
Other loans	47,478	10,886	-	-
Trade creditors	171,096	434,271	-	-
Amounts owing to subsidiary undertakings	-	-	24,478	10,000
Other taxes and social security	56,962	63,027	-	-
Other creditors	12,224	21,180	-	-
Accruals and deferred income	2,295,004	1,709,757	-	-
	2,582,764	2,244,988	24,478	10,000

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group	
	2003	2002
	£	£
Other loans	486,808	382,073
Borrowings are repayable as follows:		
Finance leases:		
Within one year	-	5,867
Other loans:		
In more than one year but not more than two years	87,996	96,093
In more than two years but not more than five years	297,705	191,281
In more than five years	101,107	94,699
	486,808	382,073
In one year or less, or on demand	47,478	10,886
	534,286	392,959

The company had no creditors falling due after more than one year (2002 - £nil).

In January 1998, the company's wholly owned subsidiary, Ark Therapeutics Oy ("ATO"), entered into an eight year term loan with Finnish Government Agency TEKES. The loan is repayable in instalments beginning in January 2002 (or later if such repayments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Finnish Bank base rate, with a minimum rate of 3%. In total, 74,447 Euros were borrowed (out of an available facility of 134,550 Euros).

In February 2000, ATO entered into a second eight year term loan with TEKES. The loan is repayable in instalments beginning in February 2004 (or later if such repayments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Finnish Bank base rate, with minimum rate of 3%. In total 155,237 Euros were borrowed (out of an available facility of 181,643 Euros).

In March 2002, ATO entered into a seven year term loan with Finnish Government Agency FINNVERA. The loan is repayable in instalments beginning in September 2003. The loan has an interest rate of Euribor 6 plus 2.27%. In total, 370,013 Euros were borrowed (out of an available facility of 370,013 Euros). Ark Therapeutics Limited has given a guarantee to FINNVERA as a security for the loan. In addition, ATO has pledged floating charges amounting to 370,000 Euros to FINNVERA.

In December 2002 ATO entered into eight year term loan with TEKES. The loan is repayable in instalments beginning in 2007 and has an interest rate of 3% below Finnish Bank base rate, with a minimum rate of 1%. In total, 191,024 Euros were borrowed (out of an available facility of 238,780 Euros).

17. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 "Derivatives and other financial instruments: Disclosures" ("FRS 13"). For this purpose non-equity shares issued by the company are dealt with in the disclosures in the same way as the group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures.

As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The group has no financial assets other than sterling cash deposits of £8,917,766 (2002 - £15,731,833), US dollar cash deposits of £87,162 (2002 - £nil) and Euro cash deposits of £152,637 (2002 - £157,271) which are part of the financing arrangements of the group. All cash deposits are all available at a maximum of 24 hours' notice. The benchmark rate for determining interest receivable on floating rate assets is linked to the base rate of the relevant country.

The interest rate profile of the group's financial liabilities at 31 December 2003 was as follows.

Currency	Total £	Floating rate £	Fixed rate £	Interest free £
Sterling				
- Borrowings	-	-	-	-
- Non-equity shares	50,000	-	-	50,000
Euro	534,286	534,286	-	-
Total	584,286	534,286	-	50,000

The profile at 31 December 2002 for comparison purposes was as follows.

Currency	Total £	Floating rate £	Fixed rate £	Interest free £
Sterling			-	-
- Borrowings	5,867	-	5,867	-
- Non-equity shares	50,000	-	-	50,000
Euro	392,959	392,959	-	-
Total	448,826	392,959	5,867	50,000

There were no fixed rate borrowings as at 31 December 2003. At 31 December 2002, sterling fixed rate borrowings totalled £5,867 on finance leases at 16.9% interest for the remaining 10 months. There were no non-sterling fixed rate borrowings at any of these periods.

The only interest-free liabilities are the £50,000 of redeemable preference shares (2002 - £50,000). These are repayable at any time at the option of the company.

The interest rate on floating rate financial liabilities is linked to Euribor in the case of Euro liabilities.

Further details of interest rates on long term borrowings are given in note 16. The group had undrawn committed borrowing facilities at 31 December 2003, in respect of which all conditions precedent had been met, of £94,771 expiring in more than two years (2002 - £259,822 expiring in more than two years).

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

17. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Currency exposures

The table below shows the group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at 31 December 2003 these exposures were as follows:

	Net foreign currency monetary liabilities			
Functional currency of group operation	**Sterling**	**US dollar**	**Euros**	**Total**
	£	**£**	**£**	**£**
Sterling	-	159,551	20,379	179,930
US dollar	100,000	-	-	100,000
Total	100,000	159,551	20,379	279,930

The exposures at 31 December 2002 for comparison purposes were as follows:

	Net foreign currency monetary liabilities			
Functional currency of group operation	**Sterling**	**US dollar**	**Euros**	**Total**
	£	**£**	**£**	**£**
Sterling	-	157,716	60,596	218,312
US dollar	-	-	-	-
Total	-	157,716	60,596	218,312

As at 31 December 2003 the group also held open a foreign currency forward contract that the group had taken out to hedge certain expected future foreign currency costs. At 31 December 2003 the group had a firm commitment to purchase $1,000,000 at a fixed rate of $1.607 to one pound (2002 - £nil).

Maturity of financial liabilities

The maturity profile of the group's financial liabilities at 31 December 2003 was as follows:

	Non-equity shares	**Borrowings**	**Total 2003**	**Total 2002**
	£	**£**	**£**	**£**
In one year or less	50,000	47,478	97,478	66,753
In more than one year but not more than two years	-	87,996	87,996	96,093
In more than two years but not more than five years	-	297,687	297,687	191,281
In more than five years	-	101,107	101,107	94,699
	50,000	534,268	584,268	448,826

The group had undrawn committed borrowing facilities as at 31 December 2003 as disclosed in note 16.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

17. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Fair values

The directors consider there to be no material difference between the book value of financial instruments and their fair value at the balance sheet dates.

Gains and losses on hedges

The group enters into forward foreign currency contracts to eliminate the currency exposures that arise on purchases denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. The directors do not consider that the amount of unrecognised gains and losses is material as at 31 December 2003.

18. CALLED UP SHARE CAPITAL

	2003 £	2002 £
Authorised		
4,975,210,397 ordinary shares of 0.02p each	995,042	995,042
15,032,846 A ordinary shares of 0.02p each	3,007	3,007
9,756,757 B ordinary shares of 0.02p each	1,951	1,951
50,000 preference shares of £1 each	50,000	50,000
	1,050,000	1,050,000
Called up, allotted and fully paid		
13,968,498 ordinary shares of 0.02p each	2,793	2,793
15,032,846 A ordinary shares of 0.02p each	3,007	3,007
9,756,757 B ordinary shares of 0.02p each	1,951	1,951
50,000 preference shares of £1 each	50,000	50,000
	57,751	57,751

The terms of the A and B ordinary shares have a number of rights and restrictions attached to them as set out below:

Pre-emption

All shares proposed to be issued must first be offered to shareholders pro rata to their existing holdings of shares. For this purpose, each A or B ordinary share held is treated as if it had been converted into an ordinary share.

If a holder of A or B ordinary shares wishes to transfer the shares to a third party, the transferor must first offer the shares to existing shareholders of the same class and then to other existing shareholders.

Conversion

Upon a listing or sale of the company all of the A or B ordinary shares convert into ordinary shares. The number of ordinary shares issued for each A or B ordinary share redeemed will be based on the A or B conversion rate immediately prior to the listing.

18. CALLED UP SHARE CAPITAL (continued)

Income priority

Subject to the rights of the non-voting redeemable preference shares as set out below, any profits determined by the company to be distributed will be applied thereafter in paying a dividend to the holders of A and B ordinary shares. This convertible distribution amount will be distributed amongst the holders of A ordinary shares and B ordinary shares (pari passu as if the same constituted one class of share) according to the number of ordinary shares deemed to be held by the shareholders.

Capital priority

Subject to the rights of the non-voting redeemable preference shares as set out below, holders of A ordinary shares and B ordinary shares rank ahead of the holders of ordinary shares upon any winding-up or other return of capital of the company. The A ordinary shares and B ordinary shares rank equally in this regard.

Change of control

If a group of shareholders between them representing a controlling interest in the issued equity share capital of the company accept an offer to sell their shares to a third party, the remaining shareholders will be bound to also accept the offer.

On 24 April 2002, the company acquired 100% of the share capital of Ark Therapeutics Limited in a share for share exchange with the shareholders of Ark Therapeutics Limited.

At an extraordinary general meeting on 17 April 2002, shareholders voted to create 50,000 non-voting redeemable preference shares of £1 each. On 25 April 2002, 50,000 redeemable preference shares were allotted to Mr M D Williams following receipt of an irrevocable and unconditional undertaking by M D Williams to pay £1 in cash in subscription for each of the shares. The terms of the redeemable preference shares have a number of rights and restrictions as set out below:

a) Income

Holders of preference shares will not have the right to participate in any profits of the company available for distribution at any time prior to December 2005. Thereafter, holders of preference shares will have the right to receive a fixed cumulative preferential dividend at the rate of 0.1 per cent per annum on the paid-up issued shares, such shares ranking for dividend in priority to all other shares in issue.

b) Capital

On a winding-up or other return of capital, holders of preference shares have the right to receive repayment in full of the paid-up capital plus any arrears of the preferential dividend, such returns of capital ranking in priority to all other shares.

c) Redemption

The preference shares will be redeemed conditional on or simultaneous with the admission of the company's ordinary share capital to the Official List of the UK Listing Authority or, if earlier, on 31 December 2005. The company may, at its option, redeem all or any of the preference shares at any time prior to this.

d) Voting

Holders of the preference shares will not be entitled to vote at general meetings of the company unless at the date of any notice convening the meeting any redemption monies or preferential dividend are at least three months in arrears.

18. CALLED UP SHARE CAPITAL (continued)

Share options

Options have been granted to subscribe for ordinary shares to the company as follows:

Grant date	Exercise price per share	Exercise period	Number
September 1998	0.0002	(1)	250,000
November 1998	0.6000	(2)	37,500
November 1999	0.6000	(3)	100,000
December 1999	1.0000	(4)	200,000
December 1999	0.6000	(5)	150,000
April 2000	0.6000	(6)	175,000
April 2000	0.0002	(7)	130,000
April 2000	1.0000	(7)	579,404
April 2000	1.0000	(8)	401,000
May 2001	1.3800	(9)	946,000
July 2001	1.3800	(10)	22,500
November 2001	1.4800	(11)	25,000
March 2002	1.4800	(12)	468,640
April 2002	1.4800	(13)	183,860
August 2002	1.4800	(14)	25,000
September 2003	1.0000	(15)	687,500
			4,381,404

(1) Exercisable on trade sale or listing on recognised stock exchange through to 30 September 2008.
(2) Exercisable from 23 November 2001 to 22 November 2008.
(3) Exercisable from 1 November 2002 to 31 October 2009.
(4) Exercisable from 28 April 2000 to 5 December 2009.
(5) Exercisable on trade sale or listing on recognised stock exchange through to 5 December 2009.
(6) Exercisable in four instalments from 19 April 2004 to 18 April 2010.
(7) Exercisable on trade sale or listing on recognised stock exchange through to 24 April 2010.
(8) Exercisable in four instalments from 25 April 2000 to 24 April 2010.
(9) Exercisable in four instalments from 24 May 2001 to 23 May 2011.
(10) Exercisable in four instalments from 4 July 2001 to 3 July 2011.
(11) Exercisable in four instalments from 20 November 2001 to 19 November 2011.
(12) Exercisable in four instalments from 21 March 2002 to 20 March 2012.
(13) Exercisable in four instalments from 4 April 2002 to 3 April 2012.
(14) Exercisable in four instalments from 31 August 2002 to 30 August 2012.
(15) Exercisable in four instalments from 24 September 2003 to 23 September 2013.

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

18. CALLED UP SHARE CAPITAL (continued)

By an agreement dated 6 December 1999, Ark Therapeutics Limited agreed with M D Williams to grant, as an incentive to achieving an initial public offering and for nil consideration, an option over a variable number of ordinary shares, not exceeding 300,000 in number, depending on the valuation of Ark Therapeutics Limited immediately before listing on a recognised stock exchange at an exercise price of £0.60 per ordinary share.

By an agreement dated 31 July 1998, Ark Therapeutics Limited agreed with Dr N R Parker to grant, as an incentive to achieving an initial public offering and for nil consideration, an option over a variable number of ordinary shares, not exceeding 3 per cent of the issued ordinary share capital (as increased by the placing) of Ark Therapeutics Limited at an exercise price of £0.60.

Both options were exercisable from listing on a recognised stock exchange, M D Williams' until 5 December 2009, and Nigel Parker's until 30 July 2008.

On 7 August 2003, the options granted or to be granted to M D Williams and Dr N R Parker under the agreements above were cancelled.

19. STATEMENT OF MOVEMENTS ON RESERVES

Group	Merger reserve £	Profit and loss account £	Total £
At 1 January 2003	36,988,989	(19,084,007)	17,904,982
Loss for the financial year	-	(8,100,643)	(8,100,643)
Share-based compensation	-	(593,691)	(593,691)
Currency translation differences on foreign currency net investment	-	(12,741)	(12,741)
At 31 December 2003	36,988,989	(27,791,082)	(9,197,907)

Company	Profit and loss account £
At 1 January 2003	1,056
Profit for the financial year	1,232
At 31 December 2003	2,288

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

20. RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	2003 £	2002 £
Loss for the financial year	(8,100,643)	(5,722,756)
Share-based compensation	(593,691)	(1,156,050)
Other recognised gains and losses relating to the year	(12,741)	(6,277)
New shares issued	-	50,000
Net reduction in shareholders' funds	(8,707,075)	(6,835,083)
Opening shareholders' funds	17,962,733	24,797,816
Closing shareholders' funds	9,255,658	17,962,733

21. NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2003 £	2002 £
Operating loss	(9,209,232)	(7,886,254)
Depreciation charge	155,950	85,690
Amortisation of goodwill	1,253,844	1,253,842
Decrease (increase) in debtors	68,622	(192,338)
Increase in stocks	(9,200)	-
Increase in creditors	219,456	461,432
Share based compensation	(593,691)	(1,156,050)
Net cash outflow from operating activities	(8,114,251)	(7,433,678)

22. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2003 £	2002 £
Returns on investments and servicing of finance		
Interest received	457,640	764,680
Taxation		
Research and development tax credit	1,033,813	365,954
Capital expenditure and financial investment		
Payments to acquire tangible fixed assets	(256,661)	(582,189)
Financing		
Capital element of finance lease rental repayments	(5,867)	(5,867)
Repayment of loans	(33,638)	-
New loans	209,421	260,031
Net cash inflow from financing	169,916	254,164

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

23. ANALYSIS OF CHANGES IN NET FUNDS

	At 1 January 2003 £	Cash flows £	Foreign exchange £	At 31 December 2003 £
Cash at bank and in hand	15,889,104	(6,709,543)	(21,996)	9,157,565
Finance leases	(5,867)	5,867	-	-
Loans - due within one year	(10,886)	(38,227)	1,635	(47,478)
Loans - due outside of one year	(382,073)	(137,556)	32,821	(486,808)
Net funds	15,490,278	(6,879,459)	12,460	8,623,279

24. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2003 £
Decrease in cash in the year	(6,709,543)
Cash outflow from decrease in lease financing	5,867
New loan notes	(175,783)
Change in net funds arising from cash flows	(6,879,459)
Foreign exchange	12,460
	(6,866,999)
Net funds at beginning of year	15,490,278
Net funds at end of year	8,623,279

25. PENSION ARRANGEMENTS

The group makes contributions to employees' personal pension plans for which the pension cost charge for the year amounted to £207,793 (2002 - £133,437).

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

26. FINANCIAL COMMITMENTS

Operating lease commitments

At 31 December 2003 the group was committed to making the following payments during the next year in respect of operating leases:

	Land and buildings		Other	
	2003	2002	2003	2002
	£	£	£	£
Leases which expire:				
Within oné year	19,594	88,197	1,297	3,192
Within two to five years	214,154	89,689	10,952	-
	233,748	177,886	12,249	3,192

27. RELATED PARTY TRANSACTIONS

The following transactions took place during the year at arm's length:

Professor J F Martin and Professor S Yla-Herttuala, both shareholders and directors of the company and group companies during the year, charged consultancy fees of £36,000 (2002 - £34,200) and £48,500 (2002 - £48,500) respectively. These fees were not in respect of their services as directors, but were included within directors' remuneration. At 31 December 2003, £48,484 (2002 - £38,636) was owed to Professor S Yla-Herttuala, and £3,000 (2002 - £3,125) was owed to Professor J F Martin.

Merlin Ventures Limited, the 100% owner of Merlin Equity Limited, a shareholder of the company, recharged expenses incurred on behalf of the company of £528 (2002 - £99) at cost and director's fees for the services of P S Keen of £12,500 (2002 £12,500). At 31 December 2003, £6,252 (2002 - £3,126) was owed to Merlin Ventures Limited. P S Keen is also a director of Merlin Ventures Limited.

Nomura International plc, a shareholder of the company, recharged expenses incurred on behalf of the company of £nil (2002 - £15,371) and directors' fees in respect of Dr G N Vernon and Professor W Plischke of £9,378. At 31 December 2003, £2,084 was owed to Nomura International plc.

University College London has a controlling interest in UCL Cruciform, a shareholder of the company. £177,220 (2002 - £189,868) was charged by University College London for services provided under collaboration agreements with the company. Additionally, £45,858 (2002 - £100,858) was paid to the University as grants. At the year end, £113,821 was outstanding (2002 - £243,917).

NOTES TO THE ACCOUNTS
Year ended 31 December 2003

28. POST BALANCE SHEET EVENTS

On 16 January 2004, by a special resolution passed by the shareholder of the company, the share capital of the company was increased to £58,086 by the creation of 175,000 ordinary shares of 0.02p each, 1,250,000 non-convertible C ordinary shares of 0.02 pence each and 250,000 non-convertible D ordinary shares of 0.02 pence each, each having the rights and being subject to the restrictions and obligations set out in the articles of association.

The non-convertible C ordinary shares and the non-convertible D ordinary shares, were issued to a Family Benefit Trust in respect of Nigel Parker and Martyn Williams respectively and will, conditional upon and simultaneously with Admission, be redeemed by the company and in their place a number of new ordinary shares will be issued to the Family Benefit Trust

Under a special resolution passed during February 2004, simultaneously upon Listing, each A ordinary share in issue at that time will be converted into one ordinary share of 0.02 pence each and each B ordinary share will be converted into ordinary shares of 0.02 pence each (on the basis of 1.184 ordinary shares for every B ordinary share, and for which purposes the directors may capitalise such sum as may be necessary by paying up in full unissued ordinary shares of 0.02 pence each). Immediately following this conversion, there will be a bonus issue of 99 ordinary shares of 0.02 pence each for each ordinary share of 0.02 pence each. Thereafter, there will be a consolidation on the basis of one ordinary share of 1 pence each for every 50 ordinary shares of 0.02 pence each then in issue.

The preference shares will be redeemed conditional on or simultaneous with the Admission of the company's ordinary share capital to the Official List of the UK Listing Authority.

Professor John Martin and Dr Kalevi Kurkijarvi resigned from the Board of Directors on the date of Listing.

INDEPENDENT AUDITORS' REPORT TO ARK THERAPEUTICS GROUP LIMITED FOR THE PURPOSE OF SECTION 43(3)(c) OF THE COMPANIES ACT 1985

We have audited the balance sheet and the related notes 1 to 7.

This report is made solely to the company in accordance with Section 43(3)(c) of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company those matters we are required to state to it in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than that company, for our work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the balance sheet. It is our responsibility to form an independent opinion, based on our audit, and to report our opinion to you.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures. It also includes an assessment of the significant estimates and judgements made by the directors and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the balance sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the balance sheet.

Opinion

In our opinion, the balance sheet as at 30 December 2003 has been properly prepared in accordance with the provisions of the Companies Act 1985 which would have applied had the balance sheet been prepared for a financial year of the company.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and
Registered Auditors

Cambridge

25 February 2004

INDEPENDENT AUDITORS' STATEMENT TO ARK THERAPEUTICS GROUP LIMITED FOR THE PURPOSE OF SECTION 43(3)(b) OF THE COMPANIES ACT 1985

We have examined the balance sheet of Ark Therapeutics Group Limited as at 30 December 2003.

This report is made solely to the company in accordance with Section 43(3)(b) of the Companies Act 1985. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than that company, for our work, for this report, or for the opinion we have formed.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion, the balance sheet at 30 December 2003 shows that the amount of the company's net assets was not less than the aggregate of its called up share capital and undistributable reserves.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
Cambridge

25 February 2004

BALANCE SHEET
30 December 2003

	Note	30 December 2003 £	31 December 2002 £
FIXED ASSETS			
Investments	2	8,229	7,751
CURRENT ASSETS			
Debtors	3	50,000	50,000
Cash at bank and in hand		26,288	11,056
		76,288	61,056
CREDITORS: amounts falling due within one year	4	(24,478)	(10,000)
NET CURRENT ASSETS		51,810	51,056
TOTAL ASSETS LESS CURRENT LIABILITIES, BEING NET ASSETS		60,039	58,807
CAPITAL AND RESERVES			
Called up share capital	5	57,751	57,751
Profit and loss account	6	2,288	1,056
EQUITY SHAREHOLDERS' FUNDS		60,039	58,807

Shareholders' funds may be analysed as:

Equity interests	10,039	8,807
Non-equity interests	50,000	50,000
	60,039	58,807

Signed on behalf of the Board of Directors

D J Turner

Director